NAME OF REGISTRANT

Franklin New York Tax-Free Income Fund
File No. 811-03479

EXHIBIT ITEM No. 77M: Mergers

Pursuant to an Agreement and Plan of Reorganization between Franklin
New York Tax-Free Income Fund ("Income Fund") and Franklin New York Tax-Free Trust on behalf of its series Franklin New York Insured Tax-Free Income Fund ("Insured Fund"), the Income Fund has acquired all of the property, assets and goodwill of the Insured Fund on August 27, 2010, in exchange solely for shares of common stock of Income Fund and the distribution, pursuant to the Agreement of Merger, of Insured Fund's shares of common stock to Income Fund.